UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


For the month of May 2005

                            DIALOG SEMICONDUCTOR PLC
                 (Translation of registrant's name into English)

             Neue Strasse 95, D-73230 Kirchheim/Teck-Nabern, Germany
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file under cover of Form-20-F or Form 40-F.)

                          Form 20-F__X__ Form 40-F_____


(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes____ No__X__


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_________.)

New LED Driver and Sequencer Launched by Dialog Semiconductor to
              Enable Complete Programmability of 18 LEDs

    KIRCHHEIM/TECK, Germany--(BUSINESS WIRE)--May 23, 2005--Dialog Semiconductor Plc (NASDAQ:DLGS)(FWB:DLG):

    Single Device Enables Full Control over Individual Brightness and Sequence of Each LED, without the Need for Dedicated Processing Power

   Dialog Semiconductor Plc (NASDAQ:DLGS)(FWB:DLG) has launched a new universal LED controller which provides complete programmability of up to 18 LEDs for the control of lightshows, backlights and signal LEDs in cellular handsets, handheld games, and other portable devices requiring varying light sequences. The new DA9026 IC allows the control of sequences of LED patterns including combined RGB LEDs, with programmable variables such as pattern, repetition rate and intensity of each LED - this is done entirely within the device, removing the need for dedicated processing power.
    The DA9026 universal LED controller especially addresses the growing complexity of LED management in applications such as clamshell handsets, lightshows, backlights (keypad and LCD) and signal LEDs. This is in response to a growing trend for the display or lights to flash in appropriate sequences to ringtones, music or different callers for example. In addition, for phones used in handsfree kits in the automotive environment, it allows manufacturers to control and customize the handset backlight to match color and level of illumination of the car's dashboard display.
    Dialog Semiconductor has addressed these needs with this universal LED driver and sequencer. Unlike other devices it can control up to 18 single color LEDs or six RGB LEDs - or any combination of single and RGB. It can also store and replay (from on-chip memory) 15 light sequences with programmable start and end points, without the need for external components and controlled using a simple 2-wire interface to upload sequence and command data. A comprehensive PC-based development tool allows handset manufacturers to create and program the control code required to generate these sequences.
    Other key features include fading and dimming functionality without the need for baseband processor support, brightness correction for true RGB color, and an integrated step-up converter to generate the higher voltages required for high intensity blue, green and white LEDs. The 4-bit current control enables 4k color options per RGB channel, and the DA9026 is optimized for lithium battery supplies.
    One of the most significant benefits of having everything contained in one chip and only requiring two-wire control is the ability to improve reliability in clamshell type cellular handsets - instead of requiring multiple control lines across the flip mechanism only two signals are required to control up to 18 LEDs. The DA9026 will typically preload sequence data in the device RAM on power-up, and then the only communication required subsequently will be to activate the required sequences.
    Another important feature of the DA9026 is its high current capability, ideal for generating high brightness levels. It can supply 4.8V at up to a maximum of 420mA to provide a regulated power source for large display configurations of up to 18 LEDs, with consistent color generation capability for all the LEDs, even as the battery discharges. When the LED voltage does not need to be greater than 3V, the LED driver can be directly connected to the battery.
    The DA9026 universal LED controller is available now and packaged in a 24-lead 4 x 4mm QFN package.
    A demonstration of the capabilities of the new DA9026 can be seen at www.vegaschip.net.

    Information about Dialog Semiconductor

    Dialog Semiconductor develops and supplies power management, audio and imaging technology, delivering innovative mixed signal standard products as well as application specific IC solutions for wireless, automotive and industrial applications. The company's expertise in mixed signal design, with products manufactured entirely in CMOS technology, enhances the performance and features of wireless, hand-held and portable electronic products. Its technology is also used in intelligent control circuits in automotive and industrial applications. Dialog Semiconductor Plc is headquartered near Stuttgart, Germany with additional design facilities in the UK, the USA, Austria and Japan. The company is listed on the Frankfurt (FWB:
DLG) and on the NASDAQ (DLGS) exchanges.

    CONTACT: Dialog Semiconductor
             Birgit Hummel, +49-7021-805-412
             Fax +49-7021-805-200
             E-mail   enquiry@diasemi.com
             Internet www.Dialog-Semiconductor.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


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                                   DIALOG SEMICONDUCTOR PLC
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Date May 23, 2005                  By   /s/  ROLAND PUDELKO
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                                             Roland Pudelko
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                                             Executive Director, CEO and
                                             President
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